UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Board of Directors Unanimously Recommends Shareholders REJECT First Quantum’s Hostile Takeover Bid and Announces Agreement in Principle with Mitsubishi

Trading: TSX and AIM: AAA

London, UK (February 17, 2006) - The Board of Directors of Adastra Minerals Inc. (“Adastra”, or the “Company”) announced today that it has unanimously recommended that Adastra shareholders REJECT First Quantum Minerals Ltd.’s (“First Quantum”) hostile takeover bid and NOT TENDER their shares to the First Quantum Offer. The Board’s recommendation is contained in a Directors’ Circular being filed and mailed to Adastra shareholders today.

The Directors’ Circular includes the Board’s recommendation as well as a discussion of the reasons for recommending shareholders reject the First Quantum Offer. Shareholders are urged to read the Directors’ Circular in its entirety.

In reaching its conclusions, the Board carefully reviewed and considered the First Quantum Offer, with the benefit of advice from its financial and legal advisers and the report and recommendation of a Special Committee of Adastra directors (the “Special Committee”) who are independent of Adastra management. The Board and the Special Committee have received an opinion from N M Rothschild & Sons Limited (“Rothschild”) that, as of the date of the opinion, the consideration which First Quantum has offered to Adastra shareholders is inadequate from a financial point of view. The Board’s assessment of the First Quantum Offer and the reasons for the recommendation that shareholders reject the First Quantum Offer are set out in the Directors’ Circular.

In the Directors’ Circular, the Board recommends rejecting First Quantum’s Offer based on a number of factors, including:

•

Adastra’s principal asset, a tailings project in the Democratic Republic of Congo (the “DRC”) (the “Kolwezi Project”), contains the world’s third largest cobalt resource and is poised to benefit from anticipated future robust conditions in the cobalt market.

•

Adastra shareholders are being offered only 7% of the combined Adastra/First Quantum group’s equity, which is insufficient compensation for the Kolwezi Project. Management believes the Kolwezi Project would contribute approximately 21% to the combined group’s copper equivalent production in 2009 and would account for approximately 45% of the combined group’s copper equivalent recoverable resources.

•

Mitsubishi Corporation (“Mitsubishi”) has reached agreement with Adastra (subject to confirmatory due diligence, negotiation of definitive documentation and approval of both companies’ boards of directors) for Mitsubishi to purchase a 14.9% stake in the Kolwezi Project, in return, among other things, for payment to Adastra of US$37.5 million in cash, provision of US$12.5 million of shareholder loans to the Kolwezi Project on Adastra’s behalf and extension of completion guarantees to project lenders. The terms of the Mitsubishi transaction, when adjusted for management’s estimate of the value of Adastra’s other assets (in which Mitsubishi is not acquiring an interest), impute a value to Adastra that exceeds the value implied by the First Quantum Offer based on First Quantum’s closing price on the TSX on February 15, 2006, which was Cdn.$37.50, and the closing price on January 18, 2006, the date that First Quantum announced its intention to make an offer, which was Cdn.$37.65. Instead of offering a premium for control, First Quantum is offering less value for Adastra than is implied by Mitsubishi’s proposed purchase of a minority interest in the Kolwezi Project.

•

The Board believes that completion by management of the financing, development and commissioning of the Kolwezi Project will result in better value for Adastra shareholders than the First Quantum Offer.

•

The First Quantum Offer has come shortly before a period of expected significant risk reduction and associated value enhancement for the Company. The definitive feasibility study for the Kolwezi Project is expected to be completed in early March 2006, the Company is successfully advancing the financing of the Kolwezi Project and is on schedule to sign project loan agreements and start construction of the tailings re-treatment facility before the end of 2006. If the First Quantum Offer is completed, Adastra shareholders would be denied the opportunity to benefit fully from Adastra’s development plans and the anticipated value enhancement associated with the reduction in project risk.

•	Since the date of the First Quantum Offer, Adastra Shares have consistently traded above the implied value of the First Quantum Offer.
•

The value of the First Quantum Offer is entirely dependent on the value of First Quantum’s shares, which are subject to considerable share price volatility. There is no cash alternative or other underpinning of the value of the First Quantum Offer.

•

M&G Investment Management, Adastra's largest shareholder (14.8%), together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial shareholding 7.7%), Merrill Lynch Investment Managers (5.2%) and other major shareholders, which in aggregate hold more than 50% of Adastra’s issued share capital have advised the Board that they do not find the First Quantum Offer attractive and would support the Board in rejecting the First Quantum Offer.

Tim Read, President and CEO, said: “Adastra believes First Quantum’s Offer is financially inadequate, opportunistic, and fails to recognise the value of the Kolwezi Project. First Quantum wants Adastra shareholders to contribute 45% of a combined group’s copper equivalent resources and accept only 7% of the combined group’s equity. These terms are unacceptable and should be rejected. Adastra believes that the Mitsubishi transaction would value Adastra more highly than First Quantum’s Offer. Equally importantly, it would provide Adastra with sufficient cash to cover most or all of its anticipated equity requirement for the Kolwezi Project.”

The Directors’ Circular may be viewed on www.sedar.com and on Adastra’s website www.adastramin.com.

How to withdraw your Adastra Shares from the First Quantum Offer

Shareholders who have deposited Adastra Shares under the First Quantum Offer and who wish to obtain advice or assistance in withdrawing their Adastra Shares are urged to contact The Equicom Group (in North America) toll free at 1-800-385-5451 or Adastra (in Europe and elsewhere) at +44 (0)20 7257 2040.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Background and ownership of the Kolwezi Project

The Kolwezi Project is located approximately 25 kilometres outside of the town of Kolwezi in the copper belt region of the Katanga province of the DRC and will involve processing 112.8 million tonnes of oxide tailings which were produced by the nearby copper and cobalt mineral concentrator facility in Kolwezi owned by Gécamines, the state-owned mining company of the DRC. This concentrator facility has processed high-grade sulphide and oxide ores from nearby mines from 1952 onwards. Due to the poor recoveries from the oxide material by conventional concentrating techniques, valuable amounts of cobalt and copper have been discharged into two tailings dams, the Kingamyambo tailings dam and the Musonoi tailings dam, both of which form part of, and contribute the feedstock for, the Kolwezi Project.

On June 15, 2004, Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), of which Adastra, through its wholly-owned subsidiaries, currently has an 82.5% shareholding, with the remainder owned by Gécamines (12.5%) and the Government of the DRC (5%), secured unequivocal title over 100% of the Kolwezi Project site area and obtained the relevant tailings exploitation permit under the DRC Mining Code. In October and November 2005, the International Finance Corporation (the “IFC”) and the Industrial Development Corporation of South Africa Limited (the “IDC”) signed a series of definitive agreements with Adastra to exercise pre-existing options and acquire 7.5% and 10% shareholdings, respectively, in KMT (the “IFI Agreements”). The completion of the exercise of these options will occur upon the amendment of KMT’s articles of association, an administrative procedure to be completed by the government of the DRC, which management expects to be completed shortly, and at which time Adastra’s interest in KMT accordingly will fall to 65%. Under the IFI Agreements, upon the acquisition by one or more persons (acting in concert) of more than 50% of the Adastra Shares, the IFC and the IDC each has the right (but not the obligation) to convert its shareholding in KMT into Adastra Shares based on a conversion ratio determined by dividing the fair market value of its share of the Kolwezi Project (less any cash payment therefore made by Adastra) by the trade weighted average of Adastra Shares on the TSX during the 20 trading days immediately preceding the date of conversion, provided that the number of Adastra Shares held by each of the IFC and IDC shall not exceed 20% of Adastra’s issued share capital on a fully-diluted basis.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements, include but are not limited to the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”), the Kolwezi Project’s resource size, production capacity, net present value, its overall economic potential and the availability of project financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

February 17, 2006

Item 3.	News Release

The News Release dated February 17, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change
Item 5.

The Company’s Board of Directors announced that it has unanimously recommended that the Company’s shareholders REJECT First Quantum Minerals Ltd.’s (“First Quantum”) hostile takeover bid and NOT TENDER their shares to the First Quantum Offer. The Board’s recommendation is contained in a Directors’ Circular being filed and mailed to the Company’s shareholders today.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 10.	Date of Report

Dated at Vancouver, BC, this 17th day of February, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Board of Directors Unanimously Recommends Shareholders REJECT First Quantum’s Hostile Takeover Bid and Announces Agreement in Principle with Mitsubishi

Trading: TSX and AIM: AAA

London, UK (February 17, 2006) - The Board of Directors of Adastra Minerals Inc. (“Adastra”, or the “Company”) announced today that it has unanimously recommended that Adastra shareholders REJECT First Quantum Minerals Ltd.’s (“First Quantum”) hostile takeover bid and NOT TENDER their shares to the First Quantum Offer. The Board’s recommendation is contained in a Directors’ Circular being filed and mailed to Adastra shareholders today.

The Directors’ Circular includes the Board’s recommendation as well as a discussion of the reasons for recommending shareholders reject the First Quantum Offer. Shareholders are urged to read the Directors’ Circular in its entirety.

In reaching its conclusions, the Board carefully reviewed and considered the First Quantum Offer, with the benefit of advice from its financial and legal advisers and the report and recommendation of a Special Committee of Adastra directors (the “Special Committee”) who are independent of Adastra management. The Board and the Special Committee have received an opinion from N M Rothschild & Sons Limited (“Rothschild”) that, as of the date of the opinion, the consideration which First Quantum has offered to Adastra shareholders is inadequate from a financial point of view. The Board’s assessment of the First Quantum Offer and the reasons for the recommendation that shareholders reject the First Quantum Offer are set out in the Directors’ Circular.

In the Directors’ Circular, the Board recommends rejecting First Quantum’s Offer based on a number of factors, including:

•

Adastra’s principal asset, a tailings project in the Democratic Republic of Congo (the “DRC”) (the “Kolwezi Project”), contains the world’s third largest cobalt resource and is poised to benefit from anticipated future robust conditions in the cobalt market.

•

Adastra shareholders are being offered only 7% of the combined Adastra/First Quantum group’s equity, which is insufficient compensation for the Kolwezi Project. Management believes the Kolwezi Project would contribute approximately 21% to the combined group’s copper equivalent production in 2009 and would account for approximately 45% of the combined group’s copper equivalent recoverable resources.

•

Mitsubishi Corporation (“Mitsubishi”) has reached agreement with Adastra (subject to confirmatory due diligence, negotiation of definitive documentation and approval of both companies’ boards of directors) for Mitsubishi to purchase a 14.9% stake in the Kolwezi Project, in return, among other things, for payment to Adastra of US$37.5 million in cash, provision of US$12.5 million of shareholder loans to the Kolwezi Project on Adastra’s behalf and extension of completion guarantees to project lenders. The terms of the Mitsubishi transaction, when adjusted for management’s estimate of the value of Adastra’s other assets (in which Mitsubishi is not acquiring an interest), impute a value to Adastra that exceeds the value implied by the First Quantum Offer based on First Quantum’s closing price on the TSX on February 15, 2006, which was Cdn.$37.50, and the closing price on January 18, 2006, the date that First Quantum announced its intention to make an offer, which was Cdn.$37.65. Instead of offering a premium for control, First Quantum is offering less value for Adastra than is implied by Mitsubishi’s proposed purchase of a minority interest in the Kolwezi Project.

•

The Board believes that completion by management of the financing, development and commissioning of the Kolwezi Project will result in better value for Adastra shareholders than the First Quantum Offer.

•

The First Quantum Offer has come shortly before a period of expected significant risk reduction and associated value enhancement for the Company. The definitive feasibility study for the Kolwezi Project is expected to be completed in early March 2006, the Company is successfully advancing the financing of the Kolwezi Project and is on schedule to sign project loan agreements and start construction of the tailings re-treatment facility before the end of 2006. If the First Quantum Offer is completed, Adastra shareholders would be denied the opportunity to benefit fully from Adastra’s development plans and the anticipated value enhancement associated with the reduction in project risk.

•	Since the date of the First Quantum Offer, Adastra Shares have consistently traded above the implied value of the First Quantum Offer.
•

The value of the First Quantum Offer is entirely dependent on the value of First Quantum’s shares, which are subject to considerable share price volatility. There is no cash alternative or other underpinning of the value of the First Quantum Offer.

•

M&G Investment Management, Adastra's largest shareholder (14.8%), together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial shareholding 7.7%), Merrill Lynch Investment Managers (5.2%) and other major shareholders, which in aggregate hold more than 50% of Adastra’s issued share capital have advised the Board that they do not find the First Quantum Offer attractive and would support the Board in rejecting the First Quantum Offer.

Tim Read, President and CEO, said: “Adastra believes First Quantum’s Offer is financially inadequate, opportunistic, and fails to recognise the value of the Kolwezi Project. First Quantum wants Adastra shareholders to contribute 45% of a combined group’s copper equivalent resources and accept only 7% of the combined group’s equity. These terms are unacceptable and should be rejected. Adastra believes that the Mitsubishi transaction would value Adastra more highly than First Quantum’s Offer. Equally importantly, it would provide Adastra with sufficient cash to cover most or all of its anticipated equity requirement for the Kolwezi Project.”

The Directors’ Circular may be viewed on www.sedar.com and on Adastra’s website www.adastramin.com.

How to withdraw your Adastra Shares from the First Quantum Offer

Shareholders who have deposited Adastra Shares under the First Quantum Offer and who wish to obtain advice or assistance in withdrawing their Adastra Shares are urged to contact The Equicom Group (in North America) toll free at 1-800-385-5451 or Adastra (in Europe and elsewhere) at +44 (0)20 7257 2040.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Background and ownership of the Kolwezi Project

The Kolwezi Project is located approximately 25 kilometres outside of the town of Kolwezi in the copper belt region of the Katanga province of the DRC and will involve processing 112.8 million tonnes of oxide tailings which were produced by the nearby copper and cobalt mineral concentrator facility in Kolwezi owned by Gécamines, the state-owned mining company of the DRC. This concentrator facility has processed high-grade sulphide and oxide ores from nearby mines from 1952 onwards. Due to the poor recoveries from the oxide material by conventional concentrating techniques, valuable amounts of cobalt and copper have been discharged into two tailings dams, the Kingamyambo tailings dam and the Musonoi tailings dam, both of which form part of, and contribute the feedstock for, the Kolwezi Project.

On June 15, 2004, Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), of which Adastra, through its wholly-owned subsidiaries, currently has an 82.5% shareholding, with the remainder owned by Gécamines (12.5%) and the Government of the DRC (5%), secured unequivocal title over 100% of the Kolwezi Project site area and obtained the relevant tailings exploitation permit under the DRC Mining Code. In October and November 2005, the International Finance Corporation (the “IFC”) and the Industrial Development Corporation of South Africa Limited (the “IDC”) signed a series of definitive agreements with Adastra to exercise pre-existing options and acquire 7.5% and 10% shareholdings, respectively, in KMT (the “IFI Agreements”). The completion of the exercise of these options will occur upon the amendment of KMT’s articles of association, an administrative procedure to be completed by the government of the DRC, which management expects to be completed shortly, and at which time Adastra’s interest in KMT accordingly will fall to 65%. Under the IFI Agreements, upon the acquisition by one or more persons (acting in concert) of more than 50% of the Adastra Shares, the IFC and the IDC each has the right (but not the obligation) to convert its shareholding in KMT into Adastra Shares based on a conversion ratio determined by dividing the fair market value of its share of the Kolwezi Project (less any cash payment therefore made by Adastra) by the trade weighted average of Adastra Shares on the TSX during the 20 trading days immediately preceding the date of conversion, provided that the number of Adastra Shares held by each of the IFC and IDC shall not exceed 20% of Adastra’s issued share capital on a fully-diluted basis.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements, include but are not limited to the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”), the Kolwezi Project’s resource size, production capacity, net present value, its overall economic potential and the availability of project financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date February 17, 2006

By: /s/ Paul C. MacNeill

Paul C. MacNeill, Director